March 16, 2018

Angeliki Frangou
Chief Executive Officer
Navios Maritime Containers Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

       Re: Navios Maritime Containers Inc.
           Draft Registration Statement on Form F-1
           Submitted March 9, 2018
           CIK No. 0001707210

Dear Ms. Frangou:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, your filing does not include predecessor financial statements for the period from January 1, 2016 to April 27, 2017.
We will not perform a detailed examination of the registration statement and we will not issue comments.

       You may submit a substantive amendment to correct the deficiencies. Please contact
Dana Brown, Attorney Advisor, at (202) 551-3859 or Justin Dobbie, Legal Branch Chief, at
(202) 551-3469 with any questions.



                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure